June 5,2026

Board of Directors
Brilliant N. E. V. Corp.
Room 805, West Building 4, Xintiandi Business Center
Gongshu District, Hangzhou City, Zhejiang Province, China

Re: Resignation as Director and/ or Officer

Dear Members of the Board:

Effective as of June 5,2026, I hereby resign from all positions I hold with Brilliant N. E. V. Corp. (the"Company"), including any position as a director, officer, committee member, or other representative of the Company.

My resignation is voluntary and is not the result of any disagreement with the Company regarding its operations, policies, practices, financial statements, accounting matters, disclosures, management, or any other matter relating to the Company.

I appreciate the opportunity to have served the Company and wish the Company and its management team continued success in the future.

Sincerely,

Jingtao Wu

Name: Jingtao Wu